SINGLE TOUCH SYSTEMS, INC.

100 Town Square Place, Suite 204

Jersey City, NJ 07310

August 22, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-5010

Attn: Ivan Griswold

Re:	Single Touch Systems, Inc.
Amendment No. 2 to

Registration Statement on Form S-1

Filed August 19, 2013

File No. 333- 186490

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Single Touch Systems, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on August 26, 2013, or as soon thereafter as possible.

The Company hereby acknowledges the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Single Touch Systems, Inc.

By: /s/ James L. Orsini

Name: James L. Orsini

Title: CEO and President